Filed Pursuant to Rule 424(b)(3)
Registration No. 333-271193

Prospectus Supplement No. 11
(to Prospectus dated April 20, 2023)
UPHEALTH, Inc.
9,000,000 Shares of Common Stock

This prospectus supplement (this “Supplement No. 11”) relates to the prospectus dated April 20, 2023 (as amended from time to time, the “Prospectus”), related to the resale from time to time by the selling stockholder named in the Prospectus or its permitted transferees (the “Selling Stockholder”) of up to 9,000,000 shares of the common stock, par value $0.0001 per share (“Common Stock”), of UpHealth, Inc., a Delaware corporation (the “Company”), consisting of (i) 1,650,000 shares of Common Stock that have been issued to the Selling Stockholder, (ii) 3,000,000 shares of Common Stock that are issuable upon the exercise of the Series A Warrant (as defined in the Prospectus) acquired by a certain accredited investor (the “Purchaser”), (iii) 3,000,000 shares of Common Stock that are issuable upon the exercise of the Series B Warrant (as defined in the Prospectus) acquired by the Purchaser, and (iv) 1,350,000 shares of Common Stock that are issuable upon the exercise of the Pre-Funded Warrant (as defined in the Prospectus) acquired by the Purchaser, which were issued in a private placement pursuant to the terms of the Securities Purchase Agreement (as defined in the Prospectus).

The purpose of this Supplement No. 11 is to update and supplement the information in the Prospectus with respect to the information contained in the following reports of the Company:

•The Company’s Current Report on Form 8-K as filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2024, which is attached hereto.

This Supplement No. 11 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Supplement No. 11 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Supplement No. 11, you should rely on the information in this Supplement No. 11.

On December 11, 2023, we received written notice from the staff of NYSE Regulation that it had commenced proceedings to delist our Common Stock from the New York Stock Exchange (“NYSE”), and suspended trading in our Common Stock pending the completion of such proceedings. As a result, effective December 12, 2023, our Common Stock is trading in the over-the-counter market under the symbol “UPHL”. We timely filed an appeal of this determination with the NYSE and requested a hearing before the NYSE Regulatory Oversight Committee’s Committee for Review (the “CFR”). On January 12, 2024, the NYSE granted our request for a hearing, which was originally scheduled to occur on April 17, 2024 and was later rescheduled to July 18, 2024. On June 7, 2024, we notified the NYSE of our determination to withdraw from the appeal process and, as a result, the hearing before the CFR was cancelled and the NYSE on June 10, 2024 filed a Form 25 with the SEC to effect the delisting of our Common Stock from the NYSE. The delisting of our Common Stock from the NYSE and the trading of our Common Stock on the over-the-counter market will not affect our business operations or our reporting requirements under the rules of the SEC.

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties that are described under the heading “Risk Factors” beginning on page 8 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this Supplement No. 11 or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 16, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

July 10, 2024
Date of Report (date of earliest event reported)

UpHealth, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-38924 (Commission File Number)	83-3838045 (I.R.S. Employer Identification Number)

14000 S. Military Trail, Suite 203
Delray Beach, FL 33484
(Address of principal executive offices, including zip code)

(888) 424-3646
(Registrant's telephone number, including area code)
N/A
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
None(1)	N/A	N/A
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company  ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

___________________________________________________
(1)On December 11, 2023, UpHealth, Inc. (the “Company”) received written notice from the staff of NYSE Regulation that it had commenced proceedings to delist the common stock, par value $0.0001 per share, of the Company (the “Common Stock”), from the New York Stock Exchange (“NYSE”), and suspended trading in the Common Stock pending the completion of such proceedings. As a result, effective December 12, 2023, the Common Stock is trading in the over-the-counter market under the symbol “UPHL”. The Company timely filed an appeal of this determination with the NYSE and requested a hearing before the NYSE Regulatory Oversight Committee’s Committee for Review. On January 12, 2024, the NYSE granted the Company’s request for a hearing, which was originally scheduled to occur on April 17, 2024 and was later rescheduled to July 18, 2024. On June 7, 2024, the Company notified the NYSE of its determination to withdraw from the appeal process and, as a result, the hearing before the CFR was cancelled and the NYSE on June 10, 2024 filed a Form 25 with the SEC to effect the delisting of the Common Stock from the NYSE. The delisting of the Common Stock from the NYSE and the trading of the Common Stock on the over-the-counter market will not affect the Company’s business operations or its reporting requirements under the rules of the SEC.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Chief Executive Officer

On July 10, 2024, Martin Beck submitted a letter of resignation to the Chairman of the Board of Directors (the “Board”) of UpHealth, Inc. (the “Company”) from his positions as the Chief Executive Officer of the Company and all subsidiaries of the Company for which he serves as Chief Executive Officer. On July 11, 2024, the Board accepted Mr. Beck’s resignation, which shall be effective as of July 10, 2024. There are no changes to the severance that Mr. Beck is entitled to receive upon his termination pursuant to his Second Amended and Restated Employment Agreement, as previously disclosed by the Company. Furthermore, on July 11, 2024, the Board appointed Jay Jennings, the Company’s Chief Financial Officer, to serve as the Acting Chief Executive Officer of the Company effective upon the termination of Mr. Beck as Chief Executive Officer. There are no changes to the terms and conditions of Mr. Jennings’s employment as previously disclosed by the Company in connection with his role as Acting Chief Executive Officer, other than having assumed the position of Acting Chief Executive Officer in addition to his current role as the Chief Financial Officer of the Company.

Mr. Jennings, age 56, has served as our Chief Financial Officer since October 9, 2023. Prior to his appointment as our Chief Financial Officer, Mr. Jennings served as our Chief Accounting Officer since the closing of the business combinations in June 2021. Mr. Jennings is a seasoned accounting and finance executive who served as an Audit Manager at Ernst & Young LLP from September 1989 until January 1996 and as Corporate Controller for MetaCreations Corporation from January 1996 until July 2000. For more than 17 years beginning in March 2001, Mr. Jennings held various roles with publicly traded eHealth, Inc., a leading health insurance marketplace, most recently serving as its SVP Finance and Principal Accounting Officer. In his role at eHealth, Mr. Jennings built a global finance team from five to 100 employees. He was responsible for accounting operations, revenue operations, SEC reporting, technical accounting, financial planning and analysis, business analytics, income taxes, treasury, and corporate insurance/risk management programs. Mr. Jennings also managed system implementations focused on driving automation, improved analytics, and cost-savings. He is a CPA and earned a BA in Economics/Accounting from Claremont McKenna College in 1989.

Board of Directors

On July 10, 2024, Mr. Beck informed the Board pursuant to his letter of resignation that, in accordance with the terms of his Second Amended and Restated Employment Agreement, he is resigning from his position as a Class I director of the Company, effective immediately. On July 11, 2024, the Board accepted Mr. Beck’s resignation, which shall be effective as of July 10, 2024. Mr. Beck’s resignation from the Board did not result from any disagreements with the Company regarding any matter related to the Company’s operations, policies or practices.

Furthermore, on July 11, 2024, the Board determined that it would not appoint any successor to fill the vacancy created by Mr. Beck’s resignation as a Class I director at this time.

Item 8.01	Other Events.
On July 15, 2024, the Company issued a press release announcing the departure of Mr. Beck as the Chief Executive Officer and a member of the Board of the Company, and the appointment of Mr. Jennings to serve as the Acting Chief Executive Officer of the Company in addition to his current role as the Chief Financial Officer of the Company. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8‑K and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release dated July 15, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 15, 2024                         UPHEALTH, INC.

By:	/s/ Jay W. Jennings
Name:	Jay W. Jennings
Title:	Acting Chief Executive Officer